      As Filed with the Securities and Exchange Commission on May 9, 1994

                                                 Registration No. 33-53509

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                AMENDMENT NO. 1
                                      TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                        BURNHAM PACIFIC PROPERTIES, INC.
            (Exact name of registrant as specified in its charter)

               California                            33-0204162
      (State of other jurisdiction                (I.R.S. Employer
    of incorporation or organization)            Identification No.)


             610 West Ash Street, Suite 2001, San Diego, CA  92101
                                (619) 232-2001
  (Address and telephone number of registrant's principal executive offices)

                               RONALD R. HRUSOFF
               610 West Ash Street, San Diego, California  92101
                                (619) 525-2626
           (Name address and telephone number of agent for service)

                               ----------------

          Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective and continuous thereafter.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
    1933, other than securities offered only in connection with dividend or reinvestment plans, check the following box. [X]

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                               ----------------

PURSUANT TO RULE 429, THE PROSPECTUS HEREIN IS A COMBINED PROSPECTUS RELATING BOTH TO THE COMMON STOCK REGISTERED HEREBY AND TO THE COMMON STOCK REGISTERED IN REGISTRATION NO. 33-70082.

PROSPECTUS

                         156,439 SHARES OF COMMON STOCK


                        BURNHAM PACIFIC PROPERTIES, INC.


          The Shares of no par Common Stock of Burnham Pacific Properties, Inc. (the "Corporation") covered by this Prospectus (the "Shares") are being offered by two shareholders of the Corporation ("Selling Shareholders"). The Corporation will not receive any of the proceeds of the sale of the Shares. (See "Selling Shareholders" and "Plan of Distribution").

                                _______________



  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.



                               __________________



                  The date of this Prospectus is May 9, 1994.

                             AVAILABLE INFORMATION

          The Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files periodic and current reports and other information with the Securities and Exchange Commission (the "Commission"). Information concerning the directors and officers, their remuneration and any material interest of such persons in transactions with the Corporation, as of particular dates, is disclosed in proxy statements distributed to shareholders of the Corporation and filed with the Commission. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information can also be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 500 West Madison Street (Suite 1400), Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York, New York 10048 and at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

          The Corporation furnishes to its securities holders annual reports containing audited financial statements and interim reports containing unaudited financial statements.

          The Shares that are the subject of this Prospectus have been registered under the Securities Act of 1933 in two Registration Statements on Form S-3 filed with the Commission (collectively, together with amendments and exhibits thereto, the "Registration Statement"). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which may be obtained upon payment of a fee prescribed by the Commission, or may be examined free of charge at the principal office of the Commission in Washington, D.C.

          Statements made in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The Corporation hereby incorporates by reference its Annual Report on Form 10-K for the year ended December 31, 1993.

          All documents subsequently filed by the Corporation pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this Prospectus and prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference in this Prospectus and to be a part thereof from the date of the filing of such documents. Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed incorporated document which modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

          UPON WRITTEN OR ORAL REQUEST OF ANY PERSON TO WHOM A PROSPECTUS IS DELIVERED, THE CORPORATION WILL PROVIDE, WITHOUT CHARGE, A COPY OF THE DOCUMENTS WHICH HAVE BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS. REQUESTS FOR SUCH DOCUMENTS SHOULD BE DIRECTED TO NINA GALLOWAY, VICE PRESIDENT AND SECRETARY, BURNHAM PACIFIC PROPERTIES, INC., 610 WEST ASH STREET, SUITE 2001, SAN DIEGO, CALIFORNIA 92101, (619) 525-2625.

                                THE CORPORATION

          The Corporation is an equity real estate investment trust which owns a portfolio of commercial properties, primarily in Southern California. In 1987 the Corporation succeeded a publicly-traded real estate limited partnership organized in 1963.

          The Corporation's investment objectives are to acquire, own and manage a portfolio of income-producing commercial real estate that will provide cash for distribution to shareholders and protect investor capital, while providing potential for capital appreciation. The Corporation's investment focus is on commercial properties, primarily in established locations, that are capable of generating operating cash flow and appreciation in value through active management, leasing, re-leasing or development of additional tenant space.

          The Corporation operates so as to qualify as a REIT under Sections 856-860 of the Internal Revenue Code of 1986, as amended (the "Code"). As a REIT, the Corporation distributes to its shareholders a significant part of its cash flow from operations and, in any event, at least 95% of its real estate investment trust taxable income.

          The Corporation's focus on California enables the Corporation to concentrate on the market in which it has knowledge. However, this concentration involves the risk that a worsening of the economic conditions in California, and Southern California particularly, could have a material adverse impact on the business and financial result of the Corporation.

          The Corporation is organized under the laws of the State of California. Its principal executive office is located at 610 West Ash Street, Suite 2001, San Diego, California, 92101, telephone (619) 232-2001.

                              SELLING SHAREHOLDERS

          The Shares covered by this Prospectus may be sold by two shareholders, Orterra Investments, Ltd., a Delaware corporation ("Orterra"), which owns 98,351 of such Shares, and Alice Pacific, Inc., a California corporation ("Alice"), which owns 58,088 of such Shares. The address of both Selling Shareholders is P.O. Box 180241, Coronado, California 92178.

          Of the Shares owned by Orterra, 92,039 were issued by the Corporation in September 1993 as partial consideration for the Corporation's purchase of the 50% interest in the Navajo Shopping Center not already owned by it, and 6,312 were issued in March 1994 pursuant to an adjustment provision in the agreement relating to that purchase. Of the shares owned by Alice, 54,342 were issued by the Corporation in September 1993 as partial consideration for the Corporation's purchase of the 50% interest in the Village Station Shopping Center not already owned by it, and 3,746 were issued in March 1994 pursuant to an adjustment provision in the agreement relating to that purchase. In connection with each purchase, the Corporation agreed to file one or more registration statements with the Commission after the issuance of the Shares so as to permit the Selling Shareholders to sell the Shares from time to time following the effectiveness of the registration.

          The total aggregate consideration paid by the Corporation for the purchased interests in the two shopping centers represents approximately 2% of the Corporation's assets.

          The Corporation is not aware that either of the Selling Shareholders owns any Common Stock other than the Shares that may be sold pursuant to this Prospectus.


                              PLAN OF DISTRIBUTION

          The Selling Shareholders have advised the Corporation that they may sell their respective shares from time to time in transactions effected by or through registered broker-dealers, in independent negotiated transactions, or otherwise. The Shares may be sold at market prices or at negotiated prices.

                          DESCRIPTION OF COMMON STOCK

          The Corporation is authorized to issue 40,000,000 shares of Common Stock of no par value Common Stock. The shareholders are authorized to vote on all matters entitled to be voted upon by shareholders as provided in the California Corporations Code. At each election of Directors, each shareholder is entitled to vote the number of shares of Common Stock held by the shareholders for as many persons as there are Directors to be elected, or to cumulate the shareholder's votes by giving one candidate as many votes as equal the number of shares of Common Stock held by the shareholder multiplied by the number of Directors to be elected, or by distributing such votes on the same principle among any number of such candidates. Shareholders do not have the right to vote on the acquisition or sale of any of the Corporation's investments (other than upon the dissolution of the Corporation or other disposition of substantially all of the Corporation's assets) or on the issuance of additional shares of the Corporation's authorized Common or Preferred Stock.

          Each share of Common Stock has equal dividend and liquidation rights. The shares of Common Stock are non-assessable and have no preference, conversion, exchange or preemptive rights. Shareholders have no liability for the acts or obligations of the Corporation. The shares of Common Stock are transferable on the books or records of the Corporation in the same manner as shares of common stock of any other California corporation. The Corporation's shares of Common Stock are listed for trading on the New York Stock Exchange. Any shares of Common Stock offered hereby will also be listed on the New York Stock Exchange subject to official notice of issuance thereof.

          Redemption and Restriction on Transfer of Shares. Under the provisions of the Code, one of the requirements for qualification as a REIT is that at no time during the second half of any taxable year may five or fewer individuals own, directly or indirectly, more than 50% in value of the outstanding stock of the REIT.

          In order that the Corporation may meet this requirement at all times, its Bylaws provide that no person shall at any time directly or indirectly acquire ownership of more than 9.8% of the outstanding shares of Common Stock of the Corporation. Shares owned by persons in excess of that amount are deemed "Excess Shares." For purposes of determining indirect ownership, the constructive ownership provisions applicable under Section 544(a) of the Code attribute ownership of stock owned by a corporation, partnership, estate or trust proportionately to its shareholders, partners or beneficiaries, attribute ownership of stock owned by family members to other members of the same family, treat stock for which a person has an option as actually owned by that person, and set forth rules as to when stock constructively owned by a person is considered to be actually owned by such person. Accordingly, shares of Common Stock owned by a person who actually owns less than 9.8% of those outstanding may nevertheless be Excess Shares where one or more of the foregoing relationships exists.

          The Bylaws provide that the Corporation may redeem any shares that are Excess Shares. From the date of notice of redemption, the shares called for redemption shall cease to be outstanding. The holder shall not be entitled to dividends, voting rights or other benefits except the right to payment by the Corporation of the redemption price. The redemption price will be the average closing sales price as reported by a national securities exchange during the 30-day period ending on the business day prior to the redemption date or, if there have been no closing sales, the bid and asked prices, as determined by the Directors. The Bylaws further provide that unless the Directors determine that it is in the interest of the Corporation to make earlier payment, the redemption price shall be payable only upon liquidation of the Corporation. The payment shall not exceed the amount which is the sum of the per-share distributions designated as (i) liquidating distributions, and (ii) return of capital distributions declared with respect to unredeemed shares subsequent to the redemption date (i.e., the amount per share that a shareholder whose shares are not redeemed would receive upon liquidation of the Corporation). However, if the person from whom the Excess Shares were redeemed sells a like number of shares within 30 days of the redemption date, the Corporation shall rescind the redemption of the Excess Shares unless counsel to the Corporation is of the opinion that such rescission would jeopardize the Corporation's tax status as a REIT. In that event, in lieu of rescission, the Corporation shall make immediate payment for the shares.

          The Bylaws authorize the Corporation to refuse to effect the transfer of any shares which would result in a person holding Excess Shares, and also provide that any purported acquisition of shares that would result in the disqualification of the Corporation as a REIT shall be null and void.

          The Bylaws provide that the foregoing provision shall not apply to acquisition of shares pursuant to a cash tender offer made for all outstanding shares of the Corporation if two-thirds of the outstanding shares not owned by the tender offeror and its associates are tendered pursuant to the offer. Such provisions also do not apply to the acquisition of shares by an underwriter in a public offering or to any transaction involving the issuance of shares by the Corporation when its Board of Directors determines that its qualification as a REIT would not be jeopardized.

          The Bylaws also grant the Board of Directors the authority to cause the Corporation, from time to time, to repurchase its shares.

          Transfer Agent and Registrar. The Corporation acts as its own transfer agent and registrar of shares. The Corporation maintains an agency for the delivery of share certificates at IBJ Schroder Bank & Trust Company, One State Street Plaza, New York, New York 10004.

          Preferred Stock. The Corporation is also authorized to issue up to 5,000,000 shares of Preferred Stock, which may be issued in one or more series with such terms as established by the Board of Directors. No shares of Preferred Stock are outstanding and the Board of Directors has not established any series of Preferred Stock.

                           EXPERTS AND LEGAL OPINIONS

          The Financial Statements and the related financial statement schedules included in the Corporation's Annual Report on Form 10-K and incorporated by reference in this Prospectus have been audited by Deloitte & Touche, independent accountants, as stated in their reports incorporated herein and have been so incorporated in reliance upon such reports given upon the authority of that firm as experts in accounting and auditing.

          The legality of the Shares that have been issued to the Selling Shareholders and that may be sold by them has been passed upon by Ronald R. Hrusoff, Esq. Mr. Hrusoff is general counsel to the Corporation and owns 10,750 shares of Common Stock.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

          Paragraph 9.2 of the Corporation's Bylaws provides that directors, officers, employees and agents of the Corporation shall be indemnified to the full extent permitted by, and in the manner permissible under, the laws of the State of California. Pursuant to the California Corporations Code, such indemnification can be provided only if the person being indemnified acted in good faith and in a manner he reasonably believed to be in the best interests of the Corporation, and with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct was unlawful. The California Corporations Code also provides that such indemnification shall be made by the Corporation (unless ordered by a court) only upon a determination by a majority of the Directors not a party to such proceedings, or approval of stockholders of the Corporation that the above standards have been met. The foregoing statements are subject to the detailed provisions of Sections 317 of the California Corporations Code.

          Article V of the Corporation's Articles of Incorporation states:

                Section 1. The liability of the directors of this Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

                Section 2. This Corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to the Corporation and its shareholders.

                Section 3. No provisions of the bylaws of this Corporation in effect prior to approval of this Article V by the shareholders of the Corporation shall limit the effect of the provisions of Section 1 and 2 of this Article V.

                Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or person controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

     No dealer, salesman or any other person has been authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Corporation.



     This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the Shares to which it relates or such Shares in any jurisdiction where, or to any person to whom, such offer or solicitation would be unlawful. Except where otherwise indicated, the delivery of this Prospectus shall not imply that the information herein is correct as of any time subject to its date.



                       BURNHAM PACIFIC PROPERTIES, INC.


                               156,439 SHARES OF
                                 COMMON STOCK



                                  PROSPECTUS



                                  MAY 9, 1994

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

     The expenses of the Registrant in connection with the registration, issuance and distribution of the securities being registered are set forth in the following table (all amounts except the registration fee are estimated):

   Registration Fee                    $  100
   Accountants' Fees and Expenses       1,000
   Legal Fees and Expenses              2,000
   Miscellaneous                          900
                                       ------
       Total                           $4,000
                                       ======

     All selling expenses in connection with the issuance and distribution of the securities being offered will be borne by the Selling Shareholders.

Item 15.  Indemnification of Directors and Officers.

     See "Indemnification of Directors and Officers" in Prospectus.

Item 16.  Exhibits.

     The following exhibits are filed as part of this Registration Statement:

     Exhibit No.
     -----------

     5* Opinion of Ronald R. Hrusoff, Esq., counsel to the Corporation, as to legality of shares (including consent).

     23.1      Consent of Deloitte & Touche.

     --------
     *Previously filed.

Item 17.  Undertakings

     (a) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which individually or in the aggregate represent a fundamental change in the information set forth in this Registration Statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

        provided, however, that paragraphs (i) and (ii) above do not apply if
        -----------------
        the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering hereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California on May 9, 1994.

                                  BURNHAM PACIFIC PROPERTIES, INC.

                                  By:   /Louis J. Garday/
                                       ---------------------------
                                        Louis J. Garday, President

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated, each of whom also constitutes and appoints Louis J. Garday and Ronald R. Hrusoff, and each of them singly, his true and lawful attorney-in-fact and agent, for him, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto, any other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and conforming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Name                                      Title                   Date
- ---------------------------   ------------------------------   -----------

/Louis J. Garday/             President (Principal Executive   May 6, 1994
- ---------------------------   Officer) and Director
Louis J. Garday

/Kim S. Kundrak*/             Principal Financial Officer      May 6, 1994
- ---------------------------
Kim S. Kundrak

/Jeffrey R. Fisher*/          Principal Accounting Officer     May 6, 1994
- ---------------------------
Jeffrey R. Fisher

/Malin Burnham*/              Director                         May 6, 1994
- ---------------------------
Malin Burnham

/Philip L. Gildred, Jr.*/     Director                         May 6, 1994
- ---------------------------
Philip L. Gildred, Jr.

/Robert J. Lauer*/            Director                         May 6, 1994
- ---------------------------
Robert J. Lauer

/Thomas A. Page*/             Director                         May 6, 1994
- ---------------------------
Thomas A. Page

                              Director
- ---------------------------
Henry Rasmussen, Jr.

/Richard R. Tartre*/          Director                         May 6, 1994
- ---------------------------
Richard R. Tartre

*By  /Louis J. Garday/
     ---------------------------
     Louis J. Garday
     Attorney-in-Fact